FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2019 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On July 30, 2019, the Registrant Announces its Annual Technical Global
Symposium to be held in China, Japan and the US

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 30, 2019	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces its Annual Technical Global Symposium to be held in China, Japan and the US

Presenting Company’s value-add advanced specialized technology platforms and key manufacturing solutions

MIGDAL HAEMEK, Israel, July 30, 2019 – TowerJazz, the global specialty foundry leader, today announced details on its 2019 annual Technical Global Symposiums to be held in China, Japan, and the US. Global events will provide a comprehensive overview and roadmap on the Company’s differentiated technical and manufacturing capabilities, enabling technology and market leadership with the right analog solutions.

The conferences will feature a keynote session by TowerJazz CEO, Mr. Russell Ellwanger, as well as Company experts showcasing TowerJazz’s broad specialized technology offering optimized for diverse end-applications and markets including automotive, IoT, 5G, mobility and networking, high-end imaging and intelligent sensing.

The technical sessions will focus on the Company’s customer-oriented and solutions-centric offering, addressed by its various technology platforms including RF & HPA, Power Management, CMOS Image Sensors, and Non-Imaging Sensors. The Company will also display its latest design enablement tools jointly developed with leading EDA partners, as well as its excellence-driven manufacturing capabilities at its global fabrication facilities.

This year, TGS events will be hosted on the following dates and locations:

•          Shanghai, China - September 3rd, 2019 (registration is now open)

•          Tokyo, Japan - September 19th, 2019 (registration is now open)

•          Santa Clara, California - November 20th, 2019

TGS China will include a unique CMOS Image Sensor (CIS) workshop, providing customers with extensive coverage of the Company’s broad range of advanced, state-of-the-art imaging solutions.

In addition, the Company will host a technical seminar at its headquarters office in Migdal Haemek, Israel on September 10th, 2019. The event will provide a detailed technological review highlighting developing initiatives and innovative solutions for the Company’s local customer base. For additional information and registration, please visit here.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through its partnership with Panasonic Semiconductor Solutions Co. LTD. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com